UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

eUniverse, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

298 412 10 7

(CUSIP Number)

Rodi Guidero	Richard D. Harroch
VantagePoint Venture Partners	Orrick, Herrington & Sutcliffe LLP
1001 Bayhill Drive, Suite 300	400 Sansome Street
San Bruno, California 94006	San Francisco, CA 94111
(650) 866-3100	(415) 392-1122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298 412 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VP ALPHA HOLDINGS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,800,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.0%**

14.	Type of Reporting Person (See Instructions) 00

**Based on 28,312,239 shares outstanding: (i) 1,750,000 shares issuable to VP Alpha Holdings IV, L.L.C. upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein and (ii) 26,562,239 shares outstanding as of July 15, 2003 as represented by eUniverse, Inc. in the Secured Note Purchase Agreement, dated as of July 15, 2003, between eUniverse, Inc. and VP Alpha Holdings IV, L.L.C.

CUSIP No. 298 412 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,800,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.0%**

14.	Type of Reporting Person (See Instructions) 00

**Based on 28,312,239 shares outstanding: (i) 1,750,000 shares issuable to VP Alpha Holdings IV, L.L.C. upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein and (ii) 26,562,239 shares outstanding as of July 15, 2003 as represented by eUniverse, Inc. in the Secured Note Purchase Agreement, dated as of July 15, 2003, between eUniverse, Inc. and VP Alpha Holdings IV, L.L.C.

CUSIP No. 298 412 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JAMES D. MARVER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,800,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.0%**

14.	Type of Reporting Person (See Instructions) IN

**Based on 28,312,239 shares outstanding: (i) 1,750,000 shares issuable to VP Alpha Holdings IV, L.L.C. upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein and (ii) 26,562,239 shares outstanding as of July 15, 2003 as represented by eUniverse, Inc. in the Secured Note Purchase Agreement, dated as of July 15, 2003, between eUniverse, Inc. and VP Alpha Holdings IV, L.L.C.

CUSIP No. 298 412 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ALAN E. SALZMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,800,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.0%**

14.	Type of Reporting Person (See Instructions) IN

**Based on 28,312,239 shares outstanding: (i) 1,750,000 shares issuable to VP Alpha Holdings IV, L.L.C. upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein and (ii) 26,562,239 shares outstanding as of July 15, 2003 as represented by eUniverse, Inc. in the Secured Note Purchase Agreement, dated as of July 15, 2003, between eUniverse, Inc. and VP Alpha Holdings IV, L.L.C.

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Statement") relates to an option (the "Option") that may be exercised within the next 60 days to purchase shares of common stock, par value $0.001 per share (the "Common Stock"), and shares of Series B Convertible Preferred Stock (the “Series B”), par value $0.10 per share, of eUniverse, Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 6060 Center Drive, Suite 300, Los Angeles, California 90045.

Item 2.	Identity and Background
(a), (b), (c) and (f).

This Statement is filed by (1) VP Alpha Holdings IV, L.L.C. ("VP Alpha LLC"), (2) VantagePoint Venture Associates IV, L.L.C. ("VP Associates LLC"), (3) James D. Marver and (4) Alan E. Salzman.  Messrs. Marver and Salzman, together with VP Alpha LLC and VP Associates LLC, are hereinafter referred to as the "Reporting Persons."

VP Alpha LLC is a Delaware limited liability company with VP Associates LLC as its managing member.  James D. Marver and Alan E. Salzman are managing members of VP Associates LLC, which is a Delaware limited liability company. The principal business of the Reporting Persons is to provide venture capital financing and active assistance to information, internet and technology companies. The address of each of the Reporting Persons is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066. Each of Messrs. Marver and Salzman are citizens of the United States.

(d) and (c).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration paid for the Option as reported in Item 4 below was the assignment (the “Assignment”) to VP Alpha LLC of $500,000 of the existing debt of the Company to 550 Digital Media Ventures, Inc. (“550 DMV”), the grantor of the Option.  In connection with the Assignment, VP Alpha LLC paid $500,000 to 550 DMV.  Pursuant to the Option Agreement (as defined below), VP Alpha LLC agreed to pay 550 DMV $1.10 per share of Common Stock upon exercise of the Option.  If VP Alpha LLC sells any shares acquired from 550 DMV (each, a “Resold Share” and collectively, the “Resold Shares”) and receives cash consideration in excess of $3.00 per Resold Share, then VP Alpha LLC will pay over to 550 DMV an amount equal to 40% of the sale price over $3.00 per Resold Share received by VP Alpha LLC, but in no event more than $1.10 per Resold Share (the “Contingent Payment”).  In addition, if VP Alpha LLC distributes the shares to its limited partners, then the Contingent Payment will be made to 550 DMV in the form of a portion of the shares distributed, calculated to be equal to 40% of the excess of the fair market value price per share of Common Stock (which shall equal the average closing price over the 20 consecutive trading days immediately preceding the distribution or if the Common Stock is not publicly traded then the fair market value after taking into account lack of marketability and any other appropriate factors, as determined by an appraisal undertaken by an independent appraiser experienced in valuing securities similar to the shares which has been mutually selected by the parties) over $3.00 per share on the date of distribution, subject to a maximum distribution of shares to 550 DMV equal to a value of $1.10 per share.  The consideration for the Option that has been paid was, and any Contingent Payment and any exercise of the Option will be, funded by available cash of VP Alpha LLC, or in the case of a distribution of shares by VP Alpha LLC, by transferring a portion of the shares that would otherwise be distributed.

Item 4.	Purpose of Transaction

The Reporting Persons currently intend to hold the Company’s securities for investment purposes.  The Reporting Persons may individually or together make additional purchases of shares of Common Stock in the open market or through privately negotiated transactions, in each case based upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the shares, other business and investment opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, the likelihood that a third party may seek to obtain control of the Company and the terms of any transaction relating thereto, and other future developments. The Reporting Persons also may decide to sell all or part of their investment in the Company based upon their evaluation of the foregoing factors.

Other than as discussed in this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

On July 1, 2003, VP Alpha LLC entered into two term sheets with respect to the Company.  One, among the Company, 550 DMV and VP Alpha LLC (“Term Sheet #1”) provides for the Option, among other things.  The other term sheet, between the Company and VP Alpha LLC (“Term Sheet #2”), provides for (i) a loan to the Company by VP Alpha LLC in the amount of $2 million and the $500,000 payment to 550 DMV referred to in Item 3 above, (ii) the issuance by the Company to VP Alpha LLC of warrants to purchase 200,000 shares of Series B if the Option is not exercised within 120 days, (iii) the right of VP Alpha LLC, subject to certain conditions (including that VP Alpha LLC complete its due diligence and approve the same in its sole discretion), to make a $10 million purchase of shares of Series B (the “PIPE transaction”), and (iv) the provision of a line of credit of up to $20 million from VP Alpha LLC to the Company contingent on the closing of the PIPE transaction.  Borrowings under such line of credit would be subject to VP Alpha LLC’s approval in its sole discretion.  If the PIPE transaction closes, VP Alpha LLC will have the right to elect the greater of (i) two members of the Company’s Board of Directors or (ii) the number of directors provided for in the Certificate of Designation of the Series B Convertible Preferred Stock of the Company.

On July 15, 2003, VP Alpha LLC and 550 DMV signed the Option Agreement providing for the Option (the “Option Agreement”) and placed it into escrow.  On the same date, VP Alpha LLC, as purchaser, and the Company, as seller, signed a Secured Note Purchase Agreement (the “Note Purchase Agreement”), providing for the purchase and sale of a secured note of the Company in the aggregate principal amount of $2,500,000 (the “Loan transaction”) and a warrant to purchase 200,000 shares of the Series B (the “Warrant”), issuable in the event VP Alpha LLC does not exercise the Option within 120 days in exchange for the transfer of all VP Alpha LLC's rights under the Option Agreement to the Company.  The Loan transaction closed on July 16, 2003 and the Option Agreement was released from escrow and became effective.  In connection with the Loan transaction, VP Alpha LLC and 550 DMV entered into an Intercreditor Agreement and an Assignment Agreement, and the Company issued its Secured Promissory Note in the amount of $2,500,000 payable to VP Alpha LLC.

Pursuant to the Option Agreement, VP Alpha LLC may purchase up to 3,050,000 shares of the Company’s Common Stock and up to 1,750,000 shares of the Series B held by 550 DMV.  The Option may be exercised in part as long as it is exercised for at least 50% of the shares subject to the Option. The 1,750,000 shares of Series B are currently convertible into an aggregate of 1,750,000 shares of Common Stock.  Exhibit B to the Option Agreement lists changes which would be made to the Company's existing Certificate of Designation of the Series B Convertible Preferred Stock upon the closing of the purchase of the shares subject to the Option.  In the event that the approval of the Company’s stockholders would be required to make such changes, a new class of preferred stock with the same rights, preferences and privileges as the Series B, after giving effect to the changes contemplated by Exhibit B to the Option Agreement, would be established by the Company and VP Alpha LLC then could elect to exchange its Series B for shares of such new class of preferred stock immediately after the closing under the Option Agreement.

Pursuant to the Company's Certificate of Designation of the Series B Convertible Preferred Stock (the “Series B Designation”) as proposed to be amended by Exhibit B to the Option Agreement (or the Certificate of Designation of the new series of preferred stock, as applicable): (a) dividends for shares of Series B held by VP Alpha LLC and its affiliates and assignees are entitled to an 8% cumulative dividend payable in additional shares of Series B; (b) the initial conversion price will be deemed to be $1.50 for shares of Series B held by VP Alpha LLC and its affiliates and assignees, (c)  if the Option is exercised for all the shares subject to it, 550 DMV and any assignee of its remaining Series B shares will be deemed to have voted or consented in the same manner as VP Alpha LLC, its affiliates and assignees with respect to the Series B shares issued pursuant to the Option (the “Series B Option Shares”), (d) the Series B Option Shares will only be convertible into common stock at VP Alpha LLC’s election or upon other events acceptable to VP Alpha LLC, (e) VP Alpha LLC will have the right to elect a number of the members of the Company’s Board of Directors which varies based on the size of the Board, (e) the affirmative vote of the holders of at least two-thirds of the Series B is required for (i) any changes in the Certificate of Incorporation or Bylaws, (ii) to create, authorize or issue any class, series or shares of preferred stock or any other class of capital stock ranking, either as to payment of dividends, distribution or as to distributions of assets upon liquidation, prior to or on a parity with the Series B, or (iii) increase the size of the Board of Directors beyond eleven members.  So long as VP Alpha LLC or any of its affiliates owns at least 1,442,308 shares of Series B or Common Stock (as adjusted for any stock split, combination, reorganization, reclassification, stock dividend, stock distribution or similar event), the Company will not, without the affirmative consent or  vote of at least two-thirds of the Board of Directors (i) enter into an agreement for or consummate, a Corporate Transaction (as defined in the Series B Designation), (ii) enter into transactions which result in or require the Company to issue shares of its capital stock in excess of 5% (in any one transaction) or 12.5% (in the aggregate) of the Company’s then-current market capitalization, (iv) increase or decrease the number of authorized shares of capital stock, (v) directly or indirectly declare or pay any dividend or make any other distribution in respect thereof, or purchase, redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any subsidiary, other than as specified in the Series B Designation, or (vi) increase or decrease the size of the Company’s Board of Directors.

Any and all rights that 550 DMV has associated with the Common Stock and the Series B, including but not limited to registration rights, voting rights, preemptive rights, liquidation preference, or otherwise, will be deemed transferred (to the extent transferable) to VP Alpha LLC upon its exercise of the Option and the payment of the related purchase price.

In addition, 550 DMV has agreed that it will vote as a stockholder in favor of any investment and loan transaction between the Company and VP Alpha LLC resulting in an additional investment in the Company by VP Alpha LLC of not less than $5 million at a price of at least $1.00 per share (if an equity transaction), as approved by the board of directors of the Company.  In connection with consummation of any such transaction, 550 DMV will be deemed to have waived any anti-dilution protection and any pre-emptive rights and rights of first refusal that 550 DMV may have in connection with its securities holdings in the Company.

All references to Term Sheet #1, Term Sheet #2, the Series B Designation, the Option Agreement, the Assignment Agreement and the Note Purchase Agreement are qualified in their entirety by the full text of such agreements, which are filed as exhibits to this Statement.

Item 5.	Interest in Securities of the Issuer
(a) and (b).

As a result of the Option described in Items 3 and 4 above, each of the Reporting Persons is the beneficial owner of up to 4,800,000 shares of the Company’s Common Stock or approximately 17.0% of the issued and outstanding shares of the Company’s Common Stock, comprised of the following: (i) up to 3,050,000 shares of Company Common Stock to be purchased by VP Alpha LLC upon exercise of the Option and (ii) up to an estimated 1,750,000 shares of Company Common Stock issuable to VP Alpha LLC upon conversion of the up to 1,750,000 shares of Series B to be purchased by VP Alpha LLC upon exercise of the Option.

Upon exercise of the Option, each of the Reporting Persons will share the power to vote, and the power to dispose of, 4,800,000 shares of Company Common Stock.
(c) None of the Reporting Persons has effected any transactions in the class of securities reported on this Statement during the past 60 days, other than as set forth in this Statement.
(d) and (e).
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Statement, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
1. Agreement of Joint Filing, dated as of July 25, 2003.
2. Term Sheet #1, dated as of July 1, 2003, among eUniverse, Inc., 550 Digital Media Ventures, Inc. and VP Alpha Holdings IV, L.L.C.
3. Term Sheet #2, dated as of July 1, 2003, between eUniverse, Inc. and VP Alpha Holdings IV, L.L.C.
4. Secured Note Purchase Agreement, dated as of July 15, 2003, between eUniverse, Inc. and VP Alpha Holdings IV, L.L.C.
5. Form of Warrant to Purchase Series B Preferred Stock.
6. Option Agreement, dated as of July 15, 2003, among eUniverse, Inc., 550 Digital Media Ventures, Inc. and VP Alpha Holdings IV, L.L.C.
7. Certificate of Designation of Series B Convertible Preferred Stock.
8. Assignment Agreement between VP Alpha Holdings IV, L.L.C. and 550 Digital Media Ventures, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2003
VP ALPHA HOLDINGS IV, L.L.C.

By: VantagePoint Venture Associates IV, L.L.C.
its Managing Member

	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,
Managing Member

/s/ James D. Marver
James D. Marver

/s/ Alan E. Salzman
Alan E. Salzman